UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Northwest Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

66737P600

(CUSIP Number)

Woodford Investment Management LLP

9400 Garsington Road

Oxford OX4 2NH

United Kingdom

+44 (0)870 870 8482

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 24, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 _______________

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Woodford Investment Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,815,028 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,915,937 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,915,937 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON PN

2

1	NAME OF REPORTING PERSONS Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,815,028 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,915,937 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,915,937 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON IN

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Item 1.        Security and Issuer.

This is the second amendment (this “Second Amendment”) to the original Schedule 13D, which was filed on September 9, 2015 (the “Original Schedule 13D), and amended on November 2, 2015 (the “First Amendment”).

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Northwest Biotherapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4800 Montgomery Lane, Suite 800, Bethesda, Maryland 20814.

Item 2.         Identity and Background.

(a) This statement is being filed jointly by Woodford Investment Management LLP (the “Reporting Person”) and Neil Woodford, the Head of Investment for the Reporting Person. The joint filing agreement of the Reporting Person and Mr. Woodford is attached as Exhibit 1 to the Original Schedule 13D. The filers of this statement are collectively referred to herein as the “Group.”

(b) The principal business address of the Reporting Person and Mr. Woodford is 9400 Garsington Road, Oxford OX4 2NH, United Kingdom.

(c) The Reporting Person is an investment manager, authorized and regulated by the Financial Conduct Authority, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Reporting Person.

(d) Not applicable.

(e) Not applicable.

(f) The Reporting Person and Mr. Woodford are citizens of the United Kingdom.

Item 3.        Source and Amount of Funds or Other Consideration.

All purchases of Shares were made with funds provided from the Reporting Person’s working capital on behalf of its clients.

Item 4.        Purpose of Transaction.

The Reporting Person is filing this Second Amendment to report that it has sent a letter to the Board of Directors of the Issuer (a) recommending that the Board establish an independent special committee to investigate certain allegations relating to the Issuer that have been published by at least one anonymous source and (b) proposing that the Board appoint an additional independent non-executive director to the Board. The foregoing description of the letter does not purport to be complete and is subject to, and qualified in its entirety by reference to, the letter dated November 24, 2015, from the Reporting Person to the Issuer’s Board of Directors, a copy of which is filed herewith as Exhibit 3 and incorporated by reference herein. In addition, the Reporting Person is filing this Second Amendment to disclose that it has become engaged in discussions with the Issuer regarding a particular candidate for appointment to the Board as a non-executive director and has submitted this candidate for review, and possible appointment, by the Issuer’s Board of Directors.

The Reporting Person acquired the securities of the Issuer based on its belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity. The Reporting Person may seek to engage in a constructive dialogue with the Issuer’s board of directors regarding steps to maximize shareholder value. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the acquisition of additional securities desirable, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

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The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time in the future express its views to and/or meet with management, the board of directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. The Reporting Person may take positions or make proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.        Interest in Securities of the Issuer.

The percentages used in this statement are calculated based upon 92,358,087 Shares outstanding reported as of November 5, 2015, in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

(A) The Reporting Person

(a) As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 25,915,937 Shares, or 28.1% of the issued and outstanding Shares.

(b) The Reporting Person shares with Mr. Woodford the power to dispose of 25,915,937 Shares and to vote 24,815,028 Shares.

(c) The Reporting Person has not purchased or sold Shares since the filing of the First Amendment.

(d) The clients of the Reporting Person, including managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

(B) Neil Woodford

(a) As of the close of business on the date hereof, Mr. Woodford, by virtue of acting as Head of Investments for the Reporting Person, may be deemed to beneficially own 25,915,937 Shares, or 28.1% of the issued and outstanding Shares. Mr. Woodford expressly disclaims beneficial ownership of the Shares beneficially owned by the Reporting Person, except to the extent of any pecuniary interest therein.

(b) Mr. Woodford shares with the Reporting Person the power to 25,915,937 Shares and to vote 24,815,028 Shares.

(c) Mr. Woodford has made no purchases or sales of Shares.

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Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the joint filing agreement filed as Exhibit 1 to the Original Schedule 13D and the Stock Purchase Agreement filed as Exhibit 2 to the First Amendment, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

See Item 2 above regarding disclosure of the relationship between members of the Group, which disclosure is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated September 16, 2015, filed with the Original Schedule 13D

2	Stock Purchase Agreement dated October 21, 2015, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated October 23, 2015), filed with the First Amendment

3	Letter dated November 24, 2015, from the Reporting Person to the Issuer

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2015

WOODFORD INVESTMENT MANAGEMENT LLP

By:	/s/ Simon Osborne
Name: Simon Osborne
Title: Head of Compliance and
Authorized Signatory

/s/ Neil Woodford
Neil Woodford

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Exhibit 3

Board of Directors

Northwest Biotherapeutics, Inc.

4800 Montgomery Lane, Suite 800

Bethesda, MD 20814

Attention: Linda F. Powers, Chief Executive Officer and Chairperson of the Board

24th November, 2015

Dear Linda and the Members of the Board,

I am writing to you on behalf of Woodford Investment Management, LLP (Woodford). As you know Woodford is an investment management firm authorised and regulated by the U.K. Financial Conduct Authority, which serves as the discretionary investment manager of investment funds that hold, collectively, a significant number of shares of Northwest Biotherapeutics, Inc. (the Company or Northwest Bio).

Further to our recent discussions, I am writing to ask you to formally accept our proposal to appoint an independent non-executive director to the Board. As we have stated, we believe that, at your current stage of development, the Company and its shareholders would greatly benefit from the appointment of one or more directors with the skills and experience to provide significant contributions and oversight to the Company’s operations and growth.

As a result of this formal proposal, we are now required to amend our last filing with the Securities and Exchange Commission (SEC) on Schedule 13D under the Securities Exchange Act of 1934. The amendment to this filing reflects our request for a Board appointment and our transition from our customary passive stance to be an active shareholder in the Company.

Woodford has also engaged Freeh Group International Solutions, a specialist firm serving in the areas of business integrity, compliance and investigations, to provide risk management services to us in relation to our investment in Northwest Bio. These services include the provision of a suitably qualified candidate, Mr Elliott Leary, for appointment to the Company’s Board. Following your agreement in principle to this proposal on 13 November, 2015, we submitted a highly qualified candidate who met with the Board last week.

We proposed the candidate on account of his skills and experience – particularly his financial expertise, which we believe would make a significant contribution to the Company at this stage of its development. We believe the candidate’s skills are especially suited to the current situation of the Company in relation to the various allegations of financial improprieties and regulatory failure that have been published by at least one anonymous source. We would like to note that we only became aware of certain of these allegations after the completion of our recent investment in the Company comprising US $30 million in new equity. We believe that best practices for companies addressing allegations of this nature require the Board to convene a special committee composed only of conflict-free non-executive directors and engaging external counsel who have not previously provided legal services to the Company.

Accordingly, we recommend that the Board convene such a special committee in this instance and that they action the proposal to strengthen the Board’s contingent of non-executive directors through the addition of someone with extensive experience of accounting and financial matters. In this way, we, and other investors can then be satisfied that the Company will have the benefit of a fully independent investigation.

We look forward to your positive response to our proposal which reflects the interests of our clients and funds’ investors and our aim to protect our investment in the Company (having been its central investor in its most recent fundraisings). We believe that the size of our shareholding position as well as the stage of the Company’s life cycle require that the Board seriously and urgently address this proposal.

Yours sincerely,

/s/ Neil Woodford

Neil Woodford

Woodford Investment Management LLP